June 19, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Attention:                                         William H. Thompson

Re:                             EnLink Midstream Partners, LP

Form 10-K for Fiscal Year Ended December 31, 2014

Form 10-Q for Quarterly Period Ended March 31, 2015

File No. 001-36340

Enlink Midstream, LLC

Form 10-K for Fiscal Year Ended December 31, 2014

Form 10-Q for Quarterly Period Ended March 31, 2015

File No. 001-36336

Dear Mr. Thompson:

This letter sets forth the responses of EnLink Midstream Partners, LP (the “Partnership”) and EnLink Midstream, LLC (“ENLC” and, together with the Partnership, the “Registrants”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 10, 2015 (the “Comment Letter”) with respect to the above-referenced filings with the Commission.  The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Registrants’ response.

Form 10-K for Fiscal Year Ended December 31, 2014

General

1.                                      In order to facilitate this review, we have not repeated comments for issues that may be applicable to EnLink Midstream LLC. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Unless stated otherwise, when we reference a page number it is a reference to a page in the Form 10-K of Enlink Midstream Partners, LP.

To the extent any comment applies to more than one Registrant, we have addressed such comment for each Registrant.

For the Staff’s general reference with respect to the responses set forth in this letter, the Registrants believe it would be helpful to describe the transaction that occurred between the Partnership, Devon Energy Corporation (“Devon”) and certain of their respective affiliates on March 7, 2014 (the “Effective Date”), as well as the accounting treatment of such transaction.  Specifically, on the Effective Date, Devon Gas Corporation, Devon Gas Services, L.P. and Southwestern Gas Pipeline, Inc. contributed (the “Contribution”) to the Partnership a 50% limited partner interest in EnLink Midstream Holdings, LP (“Midstream Holdings”) and all of the outstanding equity interests in Midstream Holdings’ general partner in exchange for the issuance by the Partnership of 120,542,441 units representing limited partnership interests in the Partnership.

Also on the Effective Date, EnLink Midstream, Inc. (formerly Crosstex Energy, Inc.) (“EMI”) and Devon consummated the transactions contemplated by a merger agreement, among EMI, Devon, ENLC, Acacia Natural Gas Corp I, Inc., formerly a wholly-owned subsidiary of Devon (“Acacia”), and certain other wholly-owned subsidiaries of Devon pursuant to which EMI and Acacia each became wholly-owned subsidiaries of ENLC (such transactions, together with the Contribution, the “business combination”).  Upon completion of the merger with Acacia, ENLC indirectly owned the remaining 50% limited partner interest in Midstream Holdings (the “ENLC Midstream Holdings Interest”).  ENLC held the ENLC Midstream Holdings Interest for all of fiscal 2014, which is the time period relevant to the responses set forth in this letter.

Prior to the business combination, Devon and its affiliates did not operate the assets acquired by the Partnership and ENLC as an independent, stand-alone business.  Rather, such assets comprised only a portion of a larger group of assets, a portion of which continue to be owned and operated by Devon and its affiliates.  Accordingly, the financial statements for the predecessor to Midstream Holdings (the “Predecessor”) are presented on a “carve-out” basis.  Such statements have been prepared from records maintained by Devon and may not be indicative of actual results of operations that might have occurred if the Predecessor had been operated separately during the periods reported.  Because a direct ownership relationship did not exist among the businesses comprising the Predecessor, the net investment in the Predecessor is shown as equity, in lieu of owner’s equity, in the combined financial statements.

The Partnership followed the accounting guidance set forth under ASC 805- Business Combinations to account for the business combination.  Specifically, under ASC 805, the business combination was accounted for as a reverse merger because:

•                  Midstream Holdings was the accounting acquirer as its previous equity holders (Devon and certain of its wholly-owned subsidiaries) received a majority equity interest in the combined entity (Devon received approximately 70% of the outstanding equity of ENLC and approximately 52% of the outstanding equity of the Partnership, and also indirectly controls the Partnership’s general partner); and

•                  The Partnership was the accounting acquiree as its previous equity owners owned less than 50% of the equity interests in the Partnership after the business combination.

The Partnership’s basis of presentation for the financial statements of the entity post March 7, 2014 followed ASC 805-40-45-2 guidance as follows:

•                  The assets and liabilities of Midstream Holdings (the accounting acquirer) were recognized and measured at pre-combination carrying amounts and, therefore, there was no change in basis;

•                  The assets and liabilities of the Partnership (the accounting acquiree) were recognized and measured at fair value in accordance with ASC 805;

•                  The historical financial statements of Midstream Holdings are presented as the historical financial statements of the combined entity; and

•                  The results of operations of the Partnership are included in the financial statements of the combined entity for periods subsequent to the Effective Date.

The Partnership did not consider it appropriate to show Predecessor results of operations for Midstream Holdings through March 7, 2014 and successor results of operations post-March 7, 2014 since there was no change in basis of Midstream Holdings’ assets and liabilities.

Selected Financial Data

Non-GAAP Financial Measures

Distributable Cash Flow, page 52

2.                                      Please explain to us why your maintenance capital expenditures as presented in your reconciliation on page 54 do not agree with the comparable amounts reflected in your table setting forth your primary use of cash related to investing activities on page 69.

The amount for maintenance capital expenditures set forth in the reconciliation to distributable cash flows on page 54, on the one hand, and the amount for maintenance capital expenditures set forth in the use of cash table on page 69, on the other hand, are not intended to be same amount because the latter includes (i) expenditures incurred by the Predecessor prior to the Effective Time and (ii)  expenditures of Midstream Holdings attributable to ENLC related to the ENLC Midstream Holdings Interest.  Specifically, maintenance capital expenditures presented in the Partnership’s reconciliation to distributable cash flows on page 54 include only (i) expenditures of the Partnership incurred at or after the Effective Time ($10.5 million) and (ii) 50% of the expenditures of Midstream Holdings incurred at or after the Effective Time ($11.0 million) (collectively, the expenditures in clauses (i) through (ii), the “Partnership Expenditures”).  In contrast, maintenance capital expenditures presented in the use of cash table on page 69 include (x) the Partnership Expenditures ($21.5 million), (y) expenditures of the Predecessor prior to the Effective Time ($4.6 million), and (z) the other 50% of the expenditures of Midstream Holdings ($11.0 million) incurred at or after the Effective Time, which represent expenditures attributable to ENLC relating to the ENLC Midstream Holdings Interest.

3.                                      We note a significant component of your distributable cash flow calculation is maintenance capital expenditures, which reduce the cash flow available for distribution to your unitholders. Since the definition of this term may vary within the industry, please tell us your consideration of disclosing how you define maintenance capital expenditures along with clarification of specifically what you are maintaining.

The Registrants define maintenance capital expenditures as capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and to extend their useful lives. In future filings, the Registrants will include this definition when the term “maintenance capital expenditures” is used.  Please also see our response to Comment 4.

Capital Requirements, page 74

4.                                      Please disclose your policy for determining which expenditures are classified as growth capital expenditures as opposed to maintenance capital expenditures providing examples of each type of expenditure.

The Registrants intend to add the following information to the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in their future Annual Reports on Form 10-K:

“We consider a number of factors in determining whether our capital expenditures are growth capital expenditures or maintenance capital expenditures.  Growth capital expenditures generally include capital expenditures made for acquisitions or capital improvements that we expect will increase our asset base, operating income or operating capacity over the long-term.  Examples of growth capital expenditures include the acquisition of assets and the construction or development of additional pipeline, storage, gathering or processing assets, in each case to the extent such capital expenditures are expected to expand our asset base, operating capacity or our operating income.

Maintenance capital expenditures include capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and to extend their useful lives.  Examples of maintenance capital expenditures are expenditures to refurbish and replace pipelines and other gathering, compression and processing assets up to their original operating capacity, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.”

Consolidated Balance Sheets, page F-4

5.                                      Please tell us whether there are any items included in other current liabilities that exceed five percent of total current liabilities.  If so, please state separately, in the balance sheets or in the notes thereto, any item in excess of five percent of total current liabilities. Alternatively, you may consider adding a table to the notes which lists the components included in other current liabilities. Please refer to Rule 5-02 of Regulation S-X (ASC 210-10-S99-1).

There are no items included in other current liabilities that exceed five percent of total current liabilities.  The Registrants confirm that they are in compliance with Rule 5-02 of Regulation S-X (ASC 210-10-S99-1).

Consolidated Statement of Operations, page F-5

6.                                      Please tell us how you presented earnings per unit in the comparative periods to reflect the equity structure of the legal acquirer, including the equity interests issued by the legal acquirer in the merger.  Refer to ASC 805-40-45-3 through 5.

The Registrants acknowledge that ASC 805-40-45-3 through 5 would apply if the Predecessor was a separate legal entity; however, as discussed above in our response to Comment 1, the Predecessor’s financial statements are presented on a “carve-out” basis.  Accordingly, the pre-acquisition equity and earnings per unit were reflected as corporate transactions of a division, rather than as if the Predecessor was a separate self-sustaining entity.  The Registrants believe that, because such presentation reflects contribution and distributions to the Predecessor, rather than the stand-alone operation of the former assets, it achieves the best comparability to the post-business combination financial presentation by excluding the Predecessor assets from the equity earnings of the legacy Partnership (i.e., Crosstex Energy Partners, L.P.).

7.                                      Please quantify, on an absolute dollar basis, the revenue generated from midstream energy services, sales of products and other sales.  Please tell us what consideration you gave to separately disclosing revenues and cost of revenues by products, services and other pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X.

The Registrants treat all midstream revenue as fee-based and report such revenue as services-based revenue.  As discussed in Item 1 of the Annual Report on Form 10-K of each Registrant for the year ended December 31, 2014, the operations of the Registrants are primarily focused on midstream energy services, including gathering, processing and/or transporting natural gas, natural gas liquids (“NGLs”), crude oil, and condensate using the Registrants’ assets for a fixed fee.  This fixed fee can be earned by purchasing and reselling natural gas, NGLs, crude oil and condensate for a net fee-based margin or by gathering, processing, transporting or marketing natural gas, NGLs, crude oil and condensate for a fee.  Under both methods, the Registrants use their assets to provide a service for a fixed fee.  Please also note that the Registrants balance product purchases and sales on a monthly basis and do not carry significant inventory balances.

Some examples of the Registrants’ business arrangements are as follows:

•                  The Registrants typically gather or transport natural gas owned by others through their facilities for a fixed fee.  The Registrants also buy natural gas from a producer, plant or shipper at a fixed discount to a market index or a percentage of the market index, then transport and resell the natural gas at the same market index.  The fixed discount difference to a market index represents the fee for using the Registrants’ assets and is consistent with the fixed fee noted above.

•                  The Registrants typically transport and fractionate NGLs owned by others for a fixed fee based on the volume of NGLs transported and fractionated. The Registrants also buy mixed NGLs from their suppliers at a fixed discount to market indexes and they sell the fractionated NGL products based on the same index-based prices.

•                  The Registrants gather or transport crude oil owned by others by rail, truck, pipeline and barge facilities for a fixed fee.  The Registrants also buy crude oil from a producer at a fixed discount to a market index, then transport and resell the crude oil at the same market index.

While these transactions vary in form, the essential element of each transaction is the use of the Registrants’ assets to transport a product or provide a processed product to an end user at the tailgate of the plant, barge terminal, or pipeline.    During 2014, approximately 95% of the Registrants’ net margin (revenues less cost of sales) was derived from fee-based services with no direct commodity exposure.

Accordingly, the Registrants believe the profit represented by the difference between the product purchases and the product sales is appropriately classified as a fee for services, rather than a gain on product sales.  Thus, the Registrants report revenues from product-based transactions under the “Revenues” caption.  In future filings, the Registrants will add language clarifying why revenues from product-based transactions are reported under the “Revenues” caption.

Consolidated Statements of Changes in Partners’ Equity, page F-6

8.                                      Please tell us why you did not restate the equity structure of Enlink Midstream Partners, LP to reflect the equity structure of the legal acquirer, including the equity interests issued by the legal acquirer in the Devon merger transaction accounted for as a reverse acquisition. Refer to ASC 805-40-45-1 through 2.

Please see the response to Comment 6 above. The Registrants acknowledge that ASC 805-40-45-1 through 2 would apply if the Predecessor was a separate legal entity; however, as discussed above in our response to Comment 1, the Predecessor’s financial statements are presented on a “carve-out” basis.

(3)                                 Acquisition, page F-14

9.                                      Please disclose the percentage of voting equity interest acquired in the acquisitions that occurred during the period. Refer to ASC 805-10-50-2.

The Partnership’s acquisition of the Gulf Coast natural gas pipeline assets was structured as an acquisition of both entities and of assets.  The Partnership acquired 100% of the voting equity interests of the entities that it acquired in such acquisition.  Similarly, in the E2 Drop Down, the Partnership acquired all of the voting equity interests that it did not already own in E2 Appalachian Compression, LLC and E2 Energy Services, LLC (together, “E2”).  In future filings, the Registrants will make clear the exact percentage of any voting equity interests acquired by the Registrants in acquisitions.

E2 Drop Down, page F-15

10.                               We note your disclosure that the E2 Drop Down transaction was accounted for as an acquisition under common control under ASC 805, resulting in retrospective adjustment of your prior results. Please expand your disclosure to clarify the period in which you concluded the entities were under common control.  In this regard it appears your predecessor and the E2 Drop Down entities have common control.  Refer to ASC 805-50- 45-4 and 5.

The Predecessor did not have common control with E2.  Rather, E2 was under common control with the legacy Partnership (i.e., Crosstex Energy Partners, L.P.), which was the accounting acquiree in the business combination described in our response to Comment 1.  Accordingly, the period of common control begins on March 7, 2014, the effective date of such business combination.  The Partnership will expand its disclosure in future filings to clarify the period in which it concluded the entities were under common control.

(4)                                 Affiliate Transactions

Tax Sharing Agreement, Page F-19

11.                               Please tell us why the total distributions-continuing and discontinued operations presented in the table for the years ended December 31, 2013 and 2012 do not agree to amounts presented in consolidated statements of changes in partners’ equity for those respective years.

The amount presented in the changes in partners’ equity is correct, and the discrepancy in the supporting table for the years ended December 31, 2013 and 2012 relates to certain assets ($8.5 million) that were not transferred to the Registrants in the business combination.  In future filings, the Registrants will expand their footnote disclosure to provide clarification with respect to the amounts included in the supporting table.

(6) Income Taxes, page F-23

12.                               Please tell us your basis in GAAP for recognizing the elimination of the deferred federal and state income tax liabilities through equity as opposed to including amounts in income from continuing operations. Refer to ASC 740-10-45-19.

The Registrants do not believe ASC 740-10-45-19 is applicable because the changes in taxable entity classification occurred in connection with a reorganization under common control, rather than as a stand-alone change in status.  The Registrants relied on ASC 805-50-05-4 and 15-6 in connection with such classification, as addressed in Note 2(a) on page F-9 of the Partnership’s financial statements.

(13)                          Commitments and Contingencies

(d) Litigation Contingencies, page F-34

13.                               We note your disclosure that you are not aware of any litigation or administrative proceedings that you believe will have a material adverse effect on your results of operations or financial position.  Please also disclose whether or not you are aware of any litigation or administrative proceedings that you believe will have a material adverse effect on your cash flows.

Neither Registrant is aware of any litigation or administrative proceedings the outcome of which would have a material adverse effect on such Registrant’s cash flows.  In future filings that disclose pending litigation or administrative proceedings, each Registrant will clarify whether it expects the outcome of such matters to have a material adverse effect on its financial condition, results of operations or cash flows.

(14)                          Segment Information, page F-35

14.                               We note you do not separately disclose revenues from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50 and tell us how you considered the related guidance.

The Registrants treat all midstream revenue as fee-based and report such revenue as services-based revenue.  Please see the response to Comment 7 above.

EnLink Midstream, LLC

Form 10-K for Fiscal Year Ended December 31, 2014

Consolidated Statements of Changes in Partners’ Equity, page F-6

15.                               Please tell us why you did not retroactively restate the equity structure of Enlink Midstream LLC related to the issuance of units for the reorganization of predecessor equity.  Refer to ASC 505-20.

Please see the response to Comment 6 above.  The Registrants acknowledge that ASC 505-20 would apply if the Predecessor was a separate legal entity; however, as discussed above in our response to Comment 1, the Predecessor’s financial statements are presented on a “carve-out” basis.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Consolidated Statement of Changes in Partners’ Equity

16.                               We note your disclosure on page 11 of the additional 25% limited partner interest in Midstream Holdings acquired from Acacia, a wholly-owned subsidiary of ENLC.  Please explain to us and revise your disclosure in the future to describe the nature of the “Adjustment of interest in Midstream Holdings” including how you determined the amount of the adjustment.

The Partnership accounted for the acquisition of the additional 25% limited partner interest in Midstream Holdings (the “Transferred Interests”) from Acacia as a transfer between entities under common control in accordance with ASC 805-50-30.  As such, the Transferred Interests were recorded on the Partnership’s books at historical cost on the date of transfer, which was February 17, 2015.  The “Adjustment of interest in Midstream Holdings” presented in the Consolidated Statement of Changes in Partners’ Equity on page 5 represents distributions paid during the period January 1, 2015 to February 17, 2015.  The Partnership will expand its disclosure in future filings to describe the determination of any adjustments relating to acquisitions accounted for as a transfer between entities under common control.

*                                         *                                         *

In response to the closing comments of the Staff’s comment letter, the Registrants have advised us, and have authorized us to hereby acknowledge on their behalf, in connection with their response to the Staff’s comments, that:

•                  the Registrants are responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:                                Michael Garberding

Susan McAden

Alaina Brooks
EnLink Midstream Partners, LP

EnLink Midstream, LLC

Tony Watson, Accountant

Donna Di Silvio, Accountant